--------                                       -----------------------------
 FORM 4                                                OMB APPROVAL
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  [ ] Check this box if no longer               OMB Number:        3235-0287
      subject to Section 16. Form 4             Expires:   December 31, 2001
      or Form 5 obligations may                 Estimated average burden
      continue. See Instruction 1(b).           hours per response ....  1.0



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

    Hilal           Peter                  K.
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   (Last)          (First)              (Middle)

   c/o Hilal Capital Management LLC
   60 East 42nd Street
   Suite 1946
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                   (Street)

   New York            NY                 10165
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   (City)           (State)               (Zip)
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2. Issuer Name and Ticker or Trading Symbol

   Applied Molecular Evolution, Inc. (AMEV)
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





3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

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4. Statement for Month/Year

   June, 2001
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer (Check all applicable)

   [X] Director
   [X] 10% Owner
   [ ] Officer (give title below)
   [ ] Other (specify below)

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7. Individual or Joint/Group Filing (Check applicable line)

   [X] Form filed by one Reporting Person
   [ ] Form filed by more than one Reporting Person

                         Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

-----------------------------------------------------------------------------------------------------------------
|1. Title of   |2. Trans-  | 3. Trans- | 4. Securities Acquired | 5. Amount of   |6. Ownership    | 7. Nature of|
|Security      |action     |action Code|(A) or Disposed of (D)  |Securities      |Form: Direct (D)|Indirect     |
|(Instr. 3)    |Date       |(Instr. 8) |(Instr. 3, 4 and 5)     |Beneficially    |or Indirect (I) |Beneficial   |
|              |(Month/    |-----------|------------------------|Owned at End    |(Instr. 4)      |Ownership    |
|              |Day/Year)  |  Code V   | Amount |(A)/(D)| Price |of Month        |                |(Instr. 4)   |
|              |           |           |        |       |       |(Instr. 3 and 4)|                |             |
|              |           |           |        |       |       |                |                |
|------------- |-----------|-----------|--------|-------|-------|----------------|----------------|------------ |
|              |           |           |        |       |       |                |                |             |
|------------- |-----------|-----------|--------|-------|-------|----------------|----------------|------------ |
| Common Stock |  5/30/01  |    J(1)   | 41,556 |See    |$10.74 |   2,459,311    |      D/I       |See note (2) |
|              |           |           |        |note   |       |                |See note (2)    |under        |
|              |           |           |        |(1)    |       |                |under           |Explanation  |
|              |           |           |        |under  |       |                |Explanation of  |of           |
|              |           |           |        |Explan-|       |                |Responses,      |Responses,   |
|              |           |           |        |ation  |       |                |below.          |below.       |
|              |           |           |        |of     |       |                |                |             |
|              |           |           |        |Respon-|       |                |                |             |
|              |           |           |        |ses,   |       |                |                |             |
|              |           |           |        |below. |       |                |                |             |
|------------- |-----------|-----------|--------|-------|-------|----------------|----------------|------------ |
| Common Stock |  6/6/01   |    J(3)   |   -0-  |See    |$12.52 |   2,459,311    |      D/I       |See note (2) |
|              |           |           |        |note   |       |                |See note (2)    |under        |
|              |           |           |        |(3)    |       |                |under           |Explanation  |
|              |           |           |        |under  |       |                |Explanation of  |of           |
|              |           |           |        |Explan-|       |                |Responses,      |Responses,   |
|              |           |           |        |ation  |       |                |below.          |below.       |
|              |           |           |        |of     |       |                |                |             |
|              |           |           |        |Respon-|       |                |                |             |
|              |           |           |        |ses,   |       |                |                |             |
|              |           |           |        |below. |       |                |                |             |
|------------- |-----------|-----------|--------|-------|-------|----------------|----------------|------------ |


* If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.



                                                                                                           (Over)
                                                                                                  SEC 1474 (7-97)

                           Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

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|1. Title  |2. Conver-|3. Trans-|4.     |5. Number of  |6. Date         |7. Title and    |8. Price|9. Number |10. Owner-|11. Nature|
|of        |sion or   |action   |Trans- |Derivative    |Exercisable and |Amount of       |of      |of        |ship Form |of        |
|Derivative|Exercise  |Date     |action |Securities    |Expiration Date |Underlying      |Deriv-  |Derivative|of Deriva-|Indirect  |
|Security  |Price of  |(Month/  |Code   |Acquired (A)  |(Month/Day/Year)|Securities      |ative   |Securities|tive      |Bene-     |
|(Instr. 3)|Derivative|Day/Year)|(Instr.|or Disposed   |----------------|(Instr. 3 and 4)|Security|Beneficia-|Securities|ficial    |
|          |Security  |         |8)     |of (D) (Instr.|Date   | Expira-|----------------|(Instr. |lly Owned |Direct (D)|Owner-    |
|          |          |         |-------|3, 4, and 5)  |Exer-  | tion   |Title |Amount or|5)      |at End    |or Indir- |ship      |
|          |          |         |Code V |--------------|cisable| Date   |      |Number of|        |of Month  |ect (I)   |(Instr. 4)|
|          |          |         |       |(A)   |(D)    |       |        |      |Shares   |        |(Instr. 4)|(Instr. 4)|          |
|----------|----------|---------|-------|------|-------|-------|--------|------|---------|--------|----------|----------|----------|
|          |          |         |       |      |       |       |        |      |         |        |          |          |          |
|          |          |         |       |      |       |       |        |      |         |        |          |          |          |
|          |          |         |       |      |       |       |        |      |         |        |          |          |          |
|          |          |         |       |      |       |       |        |      |         |        |          |          |          |
|          |          |         |       |      |       |       |        |      |         |        |          |          |          |
|          |          |         |       |      |       |       |        |      |         |        |          |          |          |
|          |          |         |       |      |       |       |        |      |         |        |          |          |          |
------------------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:

(1)  On May 30, 2001, Hilal Capital Associates LLC distributed 1,000,000 shares of Common Stock of AMEV to its investors.
Of the 1,000,000 shares distributed, the undersigned retained beneficial ownership of 958,444 shares of Common Stock of AMEV.

(2)  The undersigned beneficially owns shares of Common Stock of AMEV held directly by Hilal Capital, LP ("HCLP"), Hilal
Capital QP, LP ("HCQP") and Hilal Capital International, Ltd. ("HCI").  Hilal Capital Partners LLC ("HCP") serves as general partner to, and has investment discretion over securities held by HCLP and HCQP.  Hilal Capital Management LLC ("HCM")
serves as the investment manager to, and has investment discretion over, the securities held by HCI.  The undersigned is the managing member of HCP and HCM.  In accordance with Instruction 4(b)(iv), the entire number of shares of Common Stock of
AMEV held by HCLP, HCQP and HCI is reported herein.  The undersigned disclaims any beneficial ownership of the securities to which Form 4 relates for purposes of Section 16 of the Securities and Exchange Act of 1934, as amended, except as to such securities representing the undersigned's pro rata interest in, and interest in the profits of, HCLP, HCQP and HCI and except such securities as are directly owned by the undersigned.

(3)  On June 6, 2001, HCLP, HCQP and HCI each transferred securities from each of their sub-accounts to their main accounts.
As a result, there was no change in beneficial ownership by the undersigned and the entities listed herein.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                                                          /s/ Peter K. Hilal                              6/8/01
                                                          -------------------------------                 -------
                                                          **Signature of Reporting Person                 Date




Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.